PEARSON PLC

80 Strand

London

WC2R 0RL

VIA EDGAR AND E-MAIL

September 12, 2013

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc
Form 20-F for the Year Ended December 31, 2012
Filed March 22, 2013
File No. 001-16055

Dear Ms. Cvrkel,

The following sets out the response of Pearson plc (the “Company”) to the comments set forth in your letter of 25 July 2013 regarding the above referenced filing. For ease of review we have set out each of the comments together with the Company’s response.

Notes to the Consolidated Financial Statements

Note 7. Income Taxes, page F-26

1.	We note from the disclosure included in the table on page F-26 that adjustments in respect of prior year’s income taxes aggregated pound sterling 54 million during 2012. Please tell us in further detail the nature of these adjustments to your tax provision that relate to prior years income taxes and explain in further detail why these adjustments were required during 2012. As part of your response, please also explain why you believe these adjustments represent changes in estimates rather than the correction of errors in your prior period tax provision that should be accounted for on a retrospective basis pursuant to the guidance outlined in paragraph 42 of IAS 8.

Response:

In 2012, the adjustments in respect of prior years’ income taxes arise for three main reasons:

•	The reassessment of prior year tax liabilities in the light of new developments in 2012 including the outcome of audits and settlements with tax authorities;

•	Differences between the assumptions used for the purposes of calculating year-end tax provisions for 2011 and the assumptions subsequently used for those calculations when filing 2011 tax returns in 2012; and

•	The reassessment of the recoverability of deferred tax items relating to temporary differences arising in prior years.

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 53723

In the case of adjustments that arise from new developments in 2012, the outcome of these new developments could not have been foreseen at the time of filing the 2011 20F and as such do not constitute ‘errors’ in the context of IAS 8 and are classified appropriately in 2012 as adjustments with respect to prior years in the context of IAS 12. The most significant of these types of adjustment in 2012 relate to new information arising out of the IRS audit of US tax returns in respect of 2008, 2009 and 2010. This audit began in September 2011 and is expected to be substantially complete by the end of 2013. The progress of the audit during 2012 gave greater clarity on some of the company’s uncertain tax positions and as a result some adjustments were made during the course of 2012 in respect of provisions carried forward from 2010 and earlier years.

Adjustments arising from differences in the assumptions used to calculate the year-end tax provision and those used to calculate tax liabilities at the time of filing tax returns mainly arise from the reassessment of the tax deductibility of certain types of expenditures. This reassessment is often made in the light of additional information or documentation of these expenditures that was not available at the time of filing the 2011 20F and does not reflect an error in the initial calculations.

The reassessment of the recoverability of deferred tax balances relates in part to changes in circumstances arising during 2012 but also resulted from a one-off exercise in 2012, to review deferred tax calculations and balances following the introduction of new tax reporting software in the US in 2012. The total balance relating to prior year adjustments for the reassessment of the recoverability of deferred tax was £36m. Some of the adjustments arising out of the one-off exercise detailed above would be considered as ‘errors’ in the context of IAS 8 but the impact on the income statements in 2010 or 2011 and the impact on the balance sheets in either of those years was not considered material by management in the context of a restatement.

Note 24. Trade and Other liabilities, page F-52

2.	We note from the disclosure included in Note 24 that the Company had liabilities for put options over non-controlling interest aggregating pound sterling 68 million and 86 million, respectively, at December 31, 2012 and 2011. We also note from the disclosure in Note 24 that these liabilities represent the fair value of the options held by the non-controlling interests in the Groups Southern African and Indian businesses. We further note from the disclosures in Note 19 that these liabilities were valued using Level 3 fair value measurements. Given that these liabilities were valued using Level 3 fair value measurements which are subjective in nature and which are not based on observable market data, please tell us and revise the notes to your financial statements to explain in further detail the methods and significant assumptions that were used to determine the fair values of these put option liabilities.

Response:

The other financial liabilities in note 19 valued using Level 3 fair value measurements are put options held by non-controlling interests in our Southern African and Indian businesses. These put options were entered into upon acquisition of each subsidiary and the terms of the options are defined in the relevant contractual agreements for each acquisition.

The value of the put option liabilities are based on earnings multiples of either actual or forecast earnings, as defined in the contract. The significant assumption would therefore be the forecast earnings, in those put options where they are used in calculating the liability. The forecast earnings are derived from financial budgets approved by management.

The Company intends to revise the notes to its future financial statements to give further detail on the valuation of these Level 3 liabilities (page F-48) as follows:

The fair value of other financial liabilities represents the present value of the estimated future liability, which is defined in contractual agreements and is usually based on an earnings multiple.

Note 30. Business Combinations, page F-64

3.	We note from the disclosure included on page F-64 that intangible assets in other acquisitions includes pound sterling of 69 million relating to prior year acquisitions. Please tell us and explain in the notes to your financial statements why pound sterling 69 million of intangibles related to prior period acquisition transactions was recognized during 2012. As part of your response, please indicate when the acquisitions to which such intangibles relate occurred and explain in further detail why these intangible assets were not recognized at the time the acquisition transactions occurred pursuant to the guidance outlined in paragraph 15 of IFRS 3.

Response:

The £69m of intangibles recognised relating to prior period acquisitions relate to two acquisitions, one made in late October 2011 and the other in late December 2011.

Acquisition accounting and the recognition and measurement of identifiable assets and liabilities at the acquisition date is a complex process that involves much work and investigation after the acquisition date. One such area is the identification and subsequent measurement or valuation of intangible assets.

For both of these acquisitions the process of recognition and measurement of the identifiable assets and liabilities at the acquisition date had commenced but was provisional at December 31, 2011 as outlined in note 30 of our Form 20-F for the year ended December 31, 2011. The intangible assets had been identified as at the acquisition date but were in the process of being valued for the October 2011 acquisition and were still to be valued for the December 2011 acquisition.

In early 2012 the valuation of the intangibles at their acquisition dates was completed and these amounts recorded as a reclassification of goodwill to acquired intangibles. The amount of the reclassification was considered immaterial to the line items affected and both these items are included within ‘Intangible assets’ on the face of the balance sheet.

The Company intends to revise the notes to its future financial statements to explain why amounts were recognised relating to prior period acquisitions (page F-64) as follows:

Intangible assets in other acquisitions includes £69m relating to prior year acquisitions. The acquisitions were made late in 2011 and were provisionally accounted for as at 31 December 2011.

Note 35. Contingencies, page F-67

4.	Under your discussion of legal proceedings on pages 19 and 20 of your Form 20-F, you indicate that in April 2012, the Antitrust Division of the United States Department of Justice (the “DOJ”) and the attorneys general of several U.S. states (the “State AGs”) commenced civil proceedings against Penguin, other major publishers and Apple Inc. with respect to agency arrangements for selling eBooks. The lawsuits alleged that the parties had conspired to end retailers’ control of eBooks pricing and to raise eBooks prices. Penguin has settled the DOJ lawsuit by agreeing, along with the other publishers, to a consent order that did not require any payments, but requires that the agency selling arrangements be discontinued. In addition, Penguin is in discussions with the Canadian Competition Bureau and the European Competition Commission to settle similar investigations by those entities. The lawsuits filed by the State AGs, as well as similar lawsuits by various private plaintiffs in the United States and Canada, seek monetary damages, and Penguin is in discussion to settle these claims. We further note from the report on Form 6-K that was filed on May 22, 2013 that the Company reached a comprehensive agreement with the United State Attorney Generals and private class plaintiffs to pay $75 million in consumer damages plus injunctive relief as previously agreed in a separate settlement with the Department of Justice, and the amount of this settlement exceeds the provision recognized in 2012 of $40 million. Please tell us in further detail what changes in facts or circumstances occurred since December 2012 that resulted in the increase in the amount required to be paid and accrued in connection with this settlement. As part of your response, please also tell us how you calculated or determined the amount of the provision recognized in your financial statements for the potential loss in connection with this pending litigation at December 31, 2012.

Response:

Prior to 2012 the Company’s position, as consistently stated in its public disclosure, was that it would defend itself against the allegations in respect to agency arrangements for selling eBooks as the Company believed it was fully compliant with all applicable laws. In October 2012 the Company entered into an agreement to combine its Penguin business with Bertelsmann’s Random House publishing division and the resolution of the eBook investigations was a condition of the completion of that transaction. As a result the Company sought to settle with the DOJ and other agencies and booked a $40 million provision for the settlement of the related litigation with the State attorneys general. This provision of $40 million was made after taking legal advice and considering the level of settlement in the other similar cases.

In court-ordered mediation with the States in the spring of 2013, the Company learned for the first time that the States had adopted a new damages model that substantially increased the damages that they claimed flowed from Penguin’s alleged misconduct. In addition, because the Penguin settlement was coming on the eve of trial, the States insisted that Penguin pay a “premium” above what the other settling defendants paid because of the time and cost they incurred in trial preparation. In order to facilitate the closing of the Random House transaction, the Company desired to settle the claims as soon as possible rather than engage in drawn-out negotiations with the States over the new, elevated demands. As a result, subsequent to the filing of the Company’s Annual Report on Form 20-F for 2012, the Company compromised and agreed to a settlement of $75 million.

The Company believes the provision it made at 31 December represented the best estimate of the liability given the facts that were available at the time. It was only as a result of negotiations in 2013 that the Company became aware that the States AGs were demanding damages in excess of those expected following the outcome of earlier similar cases.

5.	In a related matter, since it appears the Company did record a provision in its financial statements for the potential loss contingency associated with this litigation during 2012, please explain why the Company did not include the disclosures outlined in paragraphs 85 and 86 of IAS 37 in the notes to the Company’s financial statements.

Response:

The Company did record a provision in its 2012 financial statements for the potential loss contingency associated with this litigation. Under IFRS 5 the Company also classified the Penguin segment as held for sale as a result of the announcement by Pearson and Bertelsmann to combine Penguin and Random House. The balance relating to this provision was transferred to assets held for sale as per note 23 (page F-52) and note 32 (page F-66). Amounts included in assets held for sale for this disposal group are subject to the measurement requirements of the applicable IFRS and therefore the provision has been valued in accordance with IAS 37 and as outlined above in the response above.

It is the Company’s belief that in applying IFRS 5, paragraph 5B, the disclosure requirements of IAS 37, including paragraphs 85 and 86, apply only to items included within the closing provisions balance, and not to items classified as held for sale. As this provision was not within the total of £148million of provisions it was not separately disclosed within the provisions note. The Company also considered that the provision was disclosed in note 3 (page F-23) as part of the discontinued operations note, and for the reasons outlined in the response above, at the point of filing the Form 20-F for 2012 the Company did not expect any further significant adjustments to this balance.

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Robin Freestone

Robin Freestone

Chief Financial Officer

cc:	Effie Simpson, SEC
Morgan, Lewis & Bockius LLP
PricewaterhouseCoopers LLP